EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS
Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2004 to 2008, as the effect would be anti-dilutive.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(In thousands of U.S. dollars except per share information)

Net income (loss) from continuing operations	$14,952	$(103,326)	$(73,058)	$(305,017)	$(84,951)
Income (loss) from discontinued operations, net of income tax	119,939	(6,671)	(28,547)	(20,395)	(93,275)
Net income (loss) before extraordinary gain	134,891	(109,997)	(101,605)	$(325,412)	(178,226)
Extraordinary gain	—	—	—	—	12,517
Net income (loss) available to common shareholders	$134,891	$(109,997)	$(101,605)	$(325,412)	$(165,709)
Basic net income (loss) per common share
Continuing operations	$0.20	$(1.38)	$(0.86)	$(3.29)	$(1.16)
Discontinued operations	1.61	(0.09)	(0.34)	(0.22)	(1.27)
Extraordinary gain	—	—	—	—	0.17
Net income (loss)	$1.81	$(1.47)	$(1.20)	$(3.51)	$(2.26)
Diluted net income (loss) per common share
Continuing operations	$0.20	$(1.38)	$(0.86)	$(3.29)	$(1.16)
Discontinued operations	1.61	(0.09)	(0.34)	(0.22)	(1.27)
Extraordinary gain	—	—	—	—	0.17
Net income (loss)	$1.81	$(1.47)	$(1.20)	$(3.51)	$(2.26)
Weighted average number of common shares outstanding (in thousands)	74,620	74,907	84,596	92,637	73,240
Diluted weighted average number of common shares outstanding (in thousands)	74,620	74,907	84,596	92,637	73,240

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